UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 1 )*
nFinanSe Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
65338C 10 9
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]                 Rule 13d-1(b)

[X ]                 Rule 13d-1(c)

[   ]                 Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A

CUSIP NO. 65338C 10 9

1.	Names of Reporting Persons
Northwood Capital Partners, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ___________ (b) ____X______

3.	SEC USE ONLY

4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
0
	6.	Shared Voting Power
1,041,593*
	7.	Sole Dispositive Power
0
	8.	Shared Dispositive Power
1,041,593*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,041,593*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
9.9%*

12.	Type of Reporting Person (See Instructions)
PN

* Percentage is based on 9,542,887 shares of common stock of nFinanSe Inc. outstanding as of February 11, 2010, based on information supplied by the Issuer.

Schedule 13G/A

CUSIP NO. 65338C 10 9

1.	Names of Reporting Persons
Cabernet Partners, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ___________ (b) ____X______

3.	SEC USE ONLY

4.	Citizenship or Place of Organization
Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
0
	6.	Shared Voting Power
197,539*
	7.	Sole Dispositive Power
0
	8.	Shared Dispositive Power
197,539*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
197,539*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
2.0%*

12.	Type of Reporting Person (See Instructions)
PN

*  Percentage is based on 9,542,887 shares of common stock of nFinanSe Inc. outstanding as of February 11, 2010, based on information supplied by the Issuer.

Schedule 13G/A

CUSIP NO. 65338C 10 9

1.	Names of Reporting Persons
Chardonnay Partners, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ___________ (b) ____X______

3.	SEC USE ONLY

4.	Citizenship or Place of Organization
Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
0
	6.	Shared Voting Power
218,785*
	7.	Sole Dispositive Power
0
	8.	Shared Dispositive Power
218,785*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
218,785*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
2.2%*

12.	Type of Reporting Person (See Instructions)
PN

* Percentage is based on 9,542,887 shares of common stock of nFinanSe Inc. outstanding as of February 11, 2010, based on information supplied by the Issuer.

Schedule 13G/A

CUSIP NO. 65338C 10 9

1.	Names of Reporting Persons
Lancaster Investment Partners, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ___________ (b) ____X______

3.	SEC USE ONLY

4.	Citizenship or Place of Organization
Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
0
	6.	Shared Voting Power
1,026,364*
	7.	Sole Dispositive Power
0
	8.	Shared Dispositive Power
1,026,364*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,026,364*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
9.9%*

12.	Type of Reporting Person (See Instructions)
PN

* Percentage is based on 9,542,887 shares of common stock of nFinanSe Inc. outstanding as of February 11, 2010, based on information supplied by the Issuer.

Schedule 13G/A

CUSIP NO. 65338C 10 9

1.	Names of Reporting Persons
Robert Berlacher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ___________ (b) ____X______

3.	SEC USE ONLY

4.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
136,293*
	6.	Shared Voting Power
865,615*
	7.	Sole Dispositive Power
136,293*
	8.	Shared Dispositive Power
865,615*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,001,908*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
9.9*

12.	Type of Reporting Person (See Instructions)
IN

*Percentage is based on 9,542,887 shares of common stock of nFinanSe Inc. outstanding as of February 11, 2010, based on information supplied by the Issuer.

Schedule 13G/A

CUSIP NO. 65338C 10 9

Reference is hereby made to that statement on Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) by the reporting persons on December 28, 2006 (the “Original Schedule 13G”).  The following items of the Original Schedule 13G are amended and restated as set forth in this amendment (with the “Original Schedule 13D” and, as amended by this amendment, the “Schedule 13D”).

Item 1.

(a)       Name of Issuer:

nFinanSe Inc. (the “Issuer”)

(b)       Address of Issuer's Principal Executive Offices:

3923 Coconut Palm Drive
Suite 107
Tampa, FL  33619

Item 2.

(a)       Name of Person Filing:

Northwood Capital Partners, LP (“Northwood”), Cabernet Partners, LP (“Cabernet”), Chardonnay Partners, LP (“Chardonnay”), Lancaster Investment Partners, LP (“Lancaster”) and Robert Berlacher (“Berlacher” and, collectively with Northwood, Cabernet, Chardonnay, Lancaster, the “Reporting Persons”).

(b)       Address of Principal Business Office, if none, Residence:

Each Reporting Person:
676 Church Road
Villanova, PA 19085

(c)       Citizenship:

Northwood:	Delaware
Cabernet:	Pennsylvania
Chardonnay:	Pennsylvania
Lancaster:	Pennsylvania
Berlacher:	United States

(d)       Title of Class of Securities:

Common Stock, $0.001 par value per share

(e)       CUSIP Number:

65338C 10 9

Schedule 13G/A

CUSIP NO. 65338C 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with §240.13d-(b)(1)(ii)(K).

Not applicable.

Item 4.                Ownership

This Schedule 13G relates to shares of common stock of the Issuer owned beneficially by: (1) Northwood, (2) Cabernet, (3) Chardonnay, (4) Lancaster and (5) Berlacher.  Berlacher exercises voting and dispositive discretion with respect to the shares of the Issuer’s common stock owned beneficially by Northwood, Cabernet, Chardonnay and Lancaster.  Accordingly, Berlacher has shared voting and dispositive power with regard to the respective shares of the Issuer’s common stock owned beneficially by such entities.  In addition, included in the shares of common stock of the Issuer owned beneficially by Berlacher are 136,293 shares of common stock held by Berlacher through his investment retirement account (“IRA”).  Berlacher has sole voting and dispositive power with respect to shares of the Issuer’s common stock owned by his IRA.  Berlacher disclaims beneficial ownership of the securities held by Northwood, Cabernet, Chardonnay, Lancaster and IRA except for his pecuniary interest therein.  Excluded from the shares of common stock of the Issuer owned beneficially by Berlacher are 258,492 shares of the Issuer’s common stock and shares of the Issuer’s preferred stock (the “Preferred Stock”), which are convertible into shares of the Issuer’s common stock, held by Berlacher’s wife.  The percentages set forth in this Schedule 13G are based upon the total number of shares of the Issuer’s common stock outstanding of 9,542,887 shares based on information provided by the Issuer.

Schedule 13G/A

CUSIP NO. 65338C 10 9

(a)           Amount beneficially owned:

(1) Northwood:	1,041,593 shares
(2) Cabernet:	197,539 shares
(3) Chardonnay:	218,785 shares
(4) Lancaster:	1,026,364 shares
(5) Berlacher:	1,001,908 shares

(b)           Percent of Class:

(1) Northwood:	9.9%
(2) Cabernet:	2.0%
(3) Chardonnay:	2.2%
(4) Lancaster:	9.9%
(5) Berlacher:	9.9%

(c)           Number of Shares as to which the person has:

i.           Sole power to vote or to direct the vote:

(1) Northwood:	0 shares
(2) Cabernet:	0 shares
(3) Chardonnay:	0 shares
(4) Lancaster:	0 shares
(5) Berlacher:	136,293 shares

ii.          Shared power to vote or to direct the vote:

(1) Northwood:	1,041,593 shares
(2) Cabernet:	197,539 shares
(3) Chardonnay:	218,785 shares
(4) Lancaster:	1,026,364 shares
(5) Berlacher:	865,615 shares

iii.          Sole power to dispose or to direct the disposition of:

(1) Northwood:	0 shares
(2) Cabernet:	0 shares
(3) Chardonnay:	0 shares
(4) Lancaster:	0 shares
(5) Berlacher:	136,293 shares

iv.         Shared power to dispose or to direct the disposition of:

(1) Northwood:	1,041,593 shares
(2) Cabernet:	197,539 shares
(3) Chardonnay:	218,785 shares
(4) Lancaster:	1,026,364 shares
(5) Berlacher:	865,615 shares

Schedule 13G/A

CUSIP NO. 65338C 10 9

The shares of the Issuer’s common stock reported in this Schedule 13G as being owned beneficially by the Reporting Persons include shares of the Issuer’s Preferred Stock, which are convertible into shares of the Issuer’s common stock.  Certain shares of the Issuer’s common stock issuable upon exercise of warrants to purchase shares of the Issuer’s common stock (the “Warrants”) are excluded and are  not  reported in this Schedule 13G as being owned beneficially by the Reporting Persons.  The terms of the Preferred Stock and the Warrants include provisions that limit their conversion or exercise, as applicable, under certain circumstances, generally relating to the percentage of shares of the Issuer’s common stock owned beneficially by the holder thereof.

As reported in this Schedule 13G, the beneficial ownership of Northwood, Cabernet, Chardonnay,  Lancaster and Berlacher (including shares held by his IRA) includes 1,005,033 shares, 150,625 shares, 195,625 shares, 826,364 shares and 577,397 shares of the Issuer’s common stock issuable to Northwood, Cabernet, Chardonnay,  Lancaster and Berlacher (through his IRA), respectively, upon conversion of the Preferred Stock.  In addition, as reported in this Schedule 13G, the beneficial ownership of Northwood, Cabernet, Chardonnay,  Lancaster and Berlacher (including shares held by his IRA) does not include 1,030,022 shares, 0 shares, 0 shares, 206,696 shares and 2,949,468 shares of the Issuer’s common stock issuable to Northwood, Cabernet, Chardonnay,  Lancaster and Berlacher (including shares held by his IRA), respectively, upon conversion of the Preferred Stock and does not include 2,249,763 shares, 0 shares, 100,000 shares, 1,674,727 shares and 4,130,740 shares of the Issuer’s common stock which the Reporting Persons have the right to acquire upon exercise of the Warrants, but cannot currently be acquired as a result of the aforementioned limitations on conversion or exercise, as applicable.

Item 5.                    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [   ]

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.                    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.                    Identification and Classification of Member of the Group

Not applicable.

Item 9.                    Notice of Dissolution of Group

Not applicable.

Item 10.                  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G/A

CUSIP NO. 65338C 10 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2010	NORTHWOOD CAPITAL PARTNERS, LP
	By:	NwCapital Management L.P., its General Partner
	By:	NwCapital Management LLC, its General Partner

		By:	/s/ Robert Berlacher
		Name:	Robert Berlacher
		Title:	Authorized Agent

Date: February 18, 2010	CABERNET PARTNERS, LP
	By:	RAB Investment Company, LLC, its General Partner

		By:	/s/ Robert Berlacher
		Name:	Robert Berlacher
		Title:	Sole Managing Member

Date: February 18, 2010	CHARDONNAY PARTNERS, LP
	By:	RAB Investment Company, LLC, its General Partner

		By:	/s/ Robert Berlacher
		Name:	Robert Berlacher
		Title:	Sole Managing Member

Date: February 18, 2010	LANCASTER INVESTMENT PARTNERS, LP
	By:	LIP Advisors, LP, its General Partner
	By:	LIP Advisors, LLC, its General Partner

		By:	/s/ Robert Berlacher
		Name:	Robert Berlacher
		Title:	Authorized Agent

Date: February 18, 2010	ROBERT BERLACHER

	By:	/s/ Robert Berlacher

Schedule 13G/A

CUSIP NO. 65338C 10 9

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under Section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of securities of any issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, each of the undersigned hereby constitutes and appoints Robert Berlacher as its true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with Section 13(d) and Section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Date: February 18, 2010	NORTHWOOD CAPITAL PARTNERS, LP
	By:	NwCapital Management L.P., its General Partner
	By:	NwCapital Management LLC, its General Partner

		By:	/s/ Robert Berlacher
		Name:	Robert Berlacher
		Title:	Authorized Agent

Date: February 18, 2010	CABERNET PARTNERS, LP
	By:	RAB Investment Company, LLC, its General Partner

		By:	/s/ Robert Berlacher
		Name:	Robert Berlacher
		Title:	Sole Managing Member

Date: February 18, 2010	CHARDONNAY PARTNERS, LP
	By:	RAB Investment Company, LLC, its General Partner

		By:	/s/ Robert Berlacher
		Name:	Robert Berlacher
		Title:	Sole Managing Member

Date: February 18, 2010	LANCASTER INVESTMENT PARTNERS, LP
	By:	LIP Advisors, LP, its General Partner
	By:	LIP Advisors, LLC, its General Partner

		By:	/s/ Robert Berlacher
		Name:	Robert Berlacher
		Title:	Authorized Agent

Date: February 18, 2010	ROBERT BERLACHER

	By:	/s/ Robert Berlacher